SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 5(*)

KANA SOFTWARE, INC.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

483600102
(CUSIP Number)

JOHN F. NEMELKA
NIGHTWATCH CAPITAL MANAGEMENT, LLC
5314 RIVER RUN DRIVE, SUITE 350
PROVO, UTAH  84604
TELEPHONE:  (801) 805-1300

(Name, address and telephone number of person
authorized to receive notices and communications)

October 26, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 483600102

(1)		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
NightWatch Capital Management, LLC

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☒
(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS **
WC

(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

(6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
1,595,452
NUMBER OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING		1,595,452
PERSON
WITH	(10)	SHARED DISPOSITIVE POWER
0

(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,595,452

(12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐

(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%

(14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

**  SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 5 (this “Amendment”) amends the statement on Schedule 13D filed on April 29, 2005, as amended by Amendment No. 1 filed on July 11, 2005, Amendment No. 2 filed on October 11, 2005, Amendment No. 3 filed on January 27, 2006 and Amendment No. 4 filed on May 22, 2007 (as so amended, the “Schedule 13D”), with respect to shares of common stock, par value $.001 per share (the “Common Stock”) of Kana Software, Inc., a Delaware corporation (the “Company”).  Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.  This Amendment amends the Schedule 13D as specifically set forth herein.

This is a final amendment to the Schedule 13D and an exit filing for the Reporting Person.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

The NW Funds purchased an aggregate of 1,519,847 shares of Common Stock in a series of transactions between July 8, 2004, and April 22, 2005. The aggregate purchase price for such shares of Common Stock was approximately $2.4 million. On June 30, 2005 (the “June 30 Transaction”), the NW Funds purchased in the aggregate (i) an additional 1,359,618 shares of Common Stock, bringing their total holdings to 2,879,465 shares of Common Stock and (ii) warrants (as amended), which may be exercised during the period commencing on March 28, 2006 and expiring on September 29, 2010, to purchase an additional 679,808 shares of Common Stock. The aggregate purchase price paid in the June 30 Transaction for such shares of Common Stock and such warrants was $2 million. On September 29, 2005 (the “September 29 Transaction”), the NW Funds purchased in the aggregate (i) an additional 2,189,006 shares of Common Stock, bringing their total holdings to 5,068,471 shares of Common Stock and (ii) warrants, which may be exercised during the period commencing on March 28, 2006, and expiring on September 29, 2010, to purchase an additional 788,042 shares of Common Stock. The aggregate purchase price paid in the September 29 Transaction for such shares of Common Stock and such warrants was $3,333,200.  On October 25, 2005 (the “October 25 Transaction”), the NW Funds acquired in the aggregate (i) 354,451 shares of Common Stock, bringing their total holdings to 5,422,922 shares of Common Stock and (ii) warrants, which may be exercised during the period commencing April 24, 2006, and expiring on October 25, 2010, to purchase an additional 127,603 shares of Common Stock.  The warrants and Common Stock to which the October 25 Transaction relates were originally purchased as part of units, pursuant to a Stock Purchase Agreement (the “Agreement”), for $1.5227 per unit.   Pursuant to the terms of the Agreement, the shares of Common Stock and warrants acquired on October 25, 2005, were issued in order to bring the units purchased pursuant to the Agreement to an adjusted price of $1.3105 per unit.  On May 8, 2006 (the “May 8 Transaction”), the NW Funds acquired in the aggregate 494,866 shares of Common Stock, bringing their total holdings to 5,917,788 shares of Common Stock.  The shares of Common Stock to which the May 8 Transaction relates were issued in connection with, and as compensation for, certain amendments to the Agreement.  On October 9, 2006 (the “October 9 Transaction”), the NW Funds acquired in the aggregate 49,485 shares of Common Stock, bringing their total holdings to 5,967,273 shares of Common Stock.  The shares of Common Stock to which the October 9 Transaction relates were issued in connection with, and as compensation for, certain amendments to the Agreement.  In December 2006, in connection with an internal restructuring, NWCP transferred to NWCP II 100% of its holdings of shares of Common Stock and warrants.  In a series of transactions between May 11, 2007, and May 16, 2007 (the “May 11 Transaction”), a separate account managed by NWCA (the “Account”) purchased 350,000 shares of Common Stock, bringing the total number of shares of Common Stock associated with the Item 2 Persons to 6,317,273 shares of Common Stock and warrants to purchase an additional 1,595,452 shares of Common Stock.  The aggregate purchase price paid in the May 11 Transaction for such shares of Common Stock was $1,128,771.

On October 26, 2009, the Company and the NW Funds entered into an agreement to amend the warrants issued to the NW Funds on September 29, 2005 and October 25, 2005.  In consideration of the NW Funds waiving their right to cause the warrants to become exercisable for shares of common stock of the purchaser of the Company’s assets (instead of shares of Common Stock) in connection with the transaction described in the Issuer Agreement (as defined below), the agreement extended the exercise period for such warrants by an additional two years, such that the warrants dated September 29, 2005 will expire on September 29, 2012 and the warrants dated October 25, 2005 will expire on October 25, 2012. In addition, such warrants were amended to change their treatment in the event of an all-cash asset sale or merger of the Company, such that if substantially all of the Company’s assets are sold for cash, the warrants will remain outstanding on the same terms and conditions and will not be assumed by the purchaser of the Company’s assets, and if the Company is acquired by means of an all-cash merger, the warrants will become exercisable for the merger consideration upon consummation of the merger transaction.  As noted above, all such warrants are currently held by NWCP II.

The source of funds for all of the above-described purchase transactions was working capital of the NW Funds and the Account. The shares of Common Stock were held in prime brokerage accounts of the NW Funds and the Account, which may from time to time have debit balances. Because other securities are held in such accounts, it is not possible to determine the amounts, if any, of financing used at any time with respect to the shares of Common Stock.

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 is hereby amended by inserting the following paragraph at the end thereof:

On October 26, 2009 (the “October 26 Transaction”), NWCP II entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) by and among NWCP II, Black Diamond Offshore Ltd. (“BDO”) and Double Black Diamond Offshore Ltd. (“DBDO,” and, together with BDO, the “Purchasers”) whereby NWCP II agreed to sell 5,705,814 shares of Common Stock to the Purchasers for a purchase price equal to (a) $0.75 per share, to be paid upon execution of the Stock Purchase Agreement (the “Initial Payment”), (b) within two business days following the consummation of transactions contemplated by an Asset Purchase Agreement entered into by and among the Company and Kay Technology Corp, Inc. on October 26, 2009 (the “Issuer Agreement”), an additional amount per share based on the net cash per share of the Company as of the closing of the Issuer Agreement less $0.79 per share and (iii) within 160 days following the closing of the Issuer Agreement, an additional amount of net cash per share representing the favorable resolution of escrow agreements under the Issuer Agreement.  A copy of the Stock Purchase Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On October 28, 2009 (the “October 28 Transaction”), NWCP II distributed 611,459 shares of Common Stock to a limited partner of NWCP II (the “NWCP II LP”) as a distribution in-kind.  In connection with such distribution in-kind, NWCP II expects to distribute on or about November 4, 2009, approximately 163,484 warrants to the NWCP II LP, following which distribution the total number of warrants to purchase shares of Common Stock associated with Item 2 Persons will be approximately 1,431,968.

Following the October 26 Transaction and the October 28 Transaction, all 6,317,273 shares of Common Stock associated with Item 2 Persons have been sold or distributed.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

The first paragraph of Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)   The securities referenced in this statement (the “Securities”) consist of  warrants to acquire 1,595,452 shares of Common Stock exercisable as of March 28, 2006 and April 24, 2006, representing in the aggregate beneficial ownership of 1,595,452 Common Shares or approximately 3.9% of the 41,215,661 shares of Common Stock represented by the Company to be outstanding as of October 26, 2009.1

1The calculation of total shares of Common Stock of the Company outstanding is based upon the Company’s most recent filing on Form 8-K, filed October 27, 2009.

Item 5(e) is hereby amended and restated in its entirety as follows:

(e)     October 28, 2009

ANNEX A:

Annex A is hereby amended and restated in its entirety as attached hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety as follows:

The disclosure in Item 4 above is incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

99.1           Stock Purchase Agreement by and among NightWatch Capital Partners II, L.P., Black Diamond Offshore Ltd. and Double Black Diamond Offshore Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  November 2, 2009

NIGHTWATCH CAPITAL MANAGEMENT, LLC

By:	/s/ Paul V. Burgon
Name:	Paul V. Burgon
Title:	Principal

Annex A

Item 2 Person	Buy/Sell	Date	Number of Shares	Price per Share
NightWatch Capital Management, LLC	sell	10/26/2009	5,705,814	See Item 4
NightWatch Capital Management, LLC	In-kind distribution	10/28/2009	611,459	See Item 4
Total			6,317,273